Exhibit 99.7
EXECUTION COPY
April 19, 2006
Bart A. Brown, Jr.
Dear Mr. Brown:
     Reference is made to the Amended and Restated Stock Purchase Agreement, dated April 20, 2005 (the “Agreement”), between Brad Honigfeld (“Honigfeld”) and Bart A. Brown, Jr. (“Brown”), pursuant to which Brown sold to Honigfeld 1,689,296 shares of the common stock, par value $0.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc. (the “Company”), owned by Brown, and pursuant to which Brown granted to Honigfeld the right to purchase the shares of Common Stock issuable upon exercise by Brown of the options previously granted to him by the Company to purchase up to 1,200,000 shares of Common Stock (the “Brown Options”) at a purchase price of $3.1203 per share. By executing below, the parties hereto hereby agree to amend the Agreement, pursuant to Section 12.6 thereof, to provide that if Honigfeld and/or his affiliates acquire substantially all of the issued and outstanding shares of Common Stock of the Company not then owned by Honigfeld and/or his affiliates in a single transaction or series of related transactions (the “Acquisition”), (i) Brown will (x) refrain from exercising the Brown Options and (y) execute such additional documents, instruments or agreements, and take or omit to take such additional actions, in each case to the extent necessary to cause the Brown Options to be terminated and (B) Honigfeld will use his best efforts to take or cause to be taken such actions as may be necessary to cause the Brown Options to be terminated. in consideration therefor, and provided that an Acquisition has occurred, Honigfeld shall pay to Brown on the first to occur of (i) the closing date of the Acquisition and (ii) the second business day before the last day on which Brown could exercise any of the Brown Options pursuant to their terms, an aggregate amount in cash equal to $339,191.25 plus all unpaid principal and interest on the Secured Note. Thereupon, Brown shall have no further rights with respect to the Brown Options and Honigfeld shall have no further rights with respect to the shares of Common Stock issuable upon exercise of the Brown Options or with respect to the payments to be made to Brown hereunder.
     The parties hereto hereby further agree that Honigfeld may, at any time and without the prior consent of Brown, assign this letter agreement and his rights and obligations hereunder to any entity controlled by Honigfeld; provided, however, that following any such assignment, Honigfeld shall continue to be jointly and severally liable with such assignee for the performance of Honigfeld’s obligations under this letter agreement.
     Capitalized terms used in this letter agreement and not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement. Except as hereinabove specifically modified and amended, all terms and conditions of the Agreement shall remain unmodified and in full force and effect.

     Please indicate your acceptance of the terms and conditions of this letter agreement, and of the terms and conditions of the Agreement as modified hereby, by signing in the space provided below.

Very truly yours,

/s/ Bradford L. Honigfeld
Bradford L. Honigfeld
Acknowledged and Agreed:

/s/ Bart A. Brown, Jr.
Name: Bart A. Brown, Jr.